Exhibit 99.1

EARNINGS PRESS RELEASE

MakeMyTrip ends FY2024 with highest-ever Gross Bookings and Profit

Q4 FY24 Revenue up 38.1%2 YoY in a seasonally slow quarter

National, May 15, 2024 (NASDAQ: MMYT) — MakeMyTrip Limited, India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal fourth quarter and full year ended March 31, 2024 as attached herewith and available at www.sec.gov/ and on our website at http://investors.makemytrip.com.

Business & Financial Highlights | Q4 FY24 & Full Year FY24

	Q4 FY24 ($ Million)	Q4 FY23 ($ Million)	YoY Change (Constant Currency)[2]	FY24 ($ Million)	FY23 ($ Million)	YoY Change (Constant Currency)[2]
Gross Bookings	2,039.0	1,673.9	23.0%	7,954.4	6,566.2	24.9%
Revenue as per IFRS	202.9	148.5	38.1%	782.5	593.0	35.7%
Adjusted Margin[1]
Air Ticketing	83.7	74.3	13.7%	317.7	280.1	16.7%
Hotels and Packages	88.9	63.5	41.3%	348.9	259.8	38.4%
Bus Ticketing	26.1	19.3	36.6%	102.1	77.3	36.1%
Others	13.8	9.0	55.1%	48.8	34.1	47.2%
Results from Operating Activities	16.7	8.0		65.2	23.6
Adjusted Operating Profit (Loss)[1] (also referred to as Adjusted EBIT)[3]	32.4	19.0		124.2	70.3
Profit / (Loss) for the period	171.9	5.4		216.7	(11.2)

•
Strong growth across Gross Bookings, Revenue and Profit despite low seasonality in leisure travel in Q4.
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Gross Bookings grew by 23.0% YoY in constant currency2 to $2,039.0 million in Q4 FY24 from $1,673.9 million in Q4 FY23.
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Revenue as per IFRS grew by 38.1% YoY in constant currency2 to $202.9 million in Q4 FY24 from $148.5 million in Q4 FY23.
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Adjusted Operating Profit1 registered growth of 70.4% YoY and reached $32.4 million in Q4 FY24 compared to $19.0 million in Q4 FY23.
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Profit for the quarter was $171.9 million, this includes a one-time credit of $126.1 million on recognition of deferred tax assets and a one-time gain of $30.6 million due to the change in carrying value of our convertible notes due 2028 measured at amortized cost.

Commenting on the results, Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, said,

“Indians are embracing the call to travel with a newfound enthusiasm with both leisure and business-related travel demand in India having crossed pre-pandemic levels. Our strategy to serve millions of our customers and first-time travellers through a comprehensive portfolio of travel and ancillary products with personalised experiences is yielding results. It has helped us deliver strong growth in a quarter that is typically a seasonally slower period for leisure travel. We are pleased that we have bounced back stronger from the COVID-19 pandemic by posting our best-ever financial performance during Fiscal year 2024 in terms of both Gross Bookings and Profit.”

Notes:

(1)
This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures, and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(2)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year. This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(3)
Adjusted Operating Profit (Loss) is commonly referred to among investors and analysts in India as Adjusted EBIT.